05037182

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 25 2005
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 East Boulevard, Suite One
(No. and Street)

Charlotte	North Carolina	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don W. Millen, Jr. 704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

2115 Rexford Road, Suite 100	Charlotte	North Carolina	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary K. Flouhouse, CPA for Vance Flouhouse & Garges, PLLC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions noted.

OFFICIAL SEAL
Notary Public, North Carolina
County of Mecklenburg
ROBIN M. CLAY
My Commission Expires 08/06/08

Robin M. Clay 02/24/04
Notary Public

Gary K. Flouhouse
Signature

Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

DECEMBER 31, 2004

DRAGONFLY CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

We have audited the accompanying balance sheets of Dragonfly Capital Partners, LLC as of December 31, 2004 and 2003 and the related statements of income, member equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our examination was made primarily for the purpose of forming an opinion on the basic financial statements (pages 3 through 7). The additional supplemental data for the years ended December 31, 2004 and 2003, has been subjected to the audit procedures applied in the examinations of the basic financial statements and, in our opinion, presents fairly in all material respects the information shown therein.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 19, 2005

2115 Rexford Road, Suite 100 • Charlotte, North Carolina 28211 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

DRAGONFLY CAPITAL PARTNERS, LLC

BALANCE SHEETS

December 31,

	2004	2003
ASSETS		
Cash and cash equivalents	$ 23,188	$ 7,412
Prepaid expenses	1,500	-
Total assets	$ 24,688	$ 7,412
LIABILITIES AND MEMBER EQUITY		
Accounts payable	$ 13,334	$ -
Total liabilities	13,334	-
Member equity	11,354	7,412
Total liabilities and member equity	$ 24,688	$ 7,412

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2004	2003
Fee income	$ 1,273,850	$ -
Interest income	25	-
	1,273,875	-
Commissions	1,256,549	-
Licenses and permits	5,000	2,308
Rent	3,600	-
Utilities	900	-
Professional fees	3,200	-
Other operating expenses	684	380
	1,269,933	2,688
Net income (loss)	$ 3,942	$ (2,688)

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the year ended December 31,

	2004	2003
Balance at beginning of year	$ 7,412	5,100
Net loss	3,942	(2,688)
Member contributions	-	5,000
Balance at end of year	$ 11,354	$ 7,412

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	3,942	$	(2,688)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) decrease in:				
Prepaid expenses		(1,500)		-
Increase (decrease) in:				
Accounts payable		13,334		-
Net cash provided by (used in) operating activities		15,776		(2,688)
CASH FLOWS FROM FINANCING ACTIVITIES				
Member contributions to capital		-		5,000
Net cash provided by (used in) financing activities		-		5,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		15,776		2,312
CASH AT BEGINNING OF YEAR		7,412		5,100
CASH AT END OF YEAR	$	23,188	$	7,412

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December, 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dragonfly Capital Partners, LLC was formed in November, 2002. The company is a merchant-banking firm headquartered in Charlotte, NC, serving small and middle-market companies in the southeastern United States. They offer unbiased advice and assistance to their clients regarding private capital placements, mergers and acquisitions, and other financial assignments.

At December 31, 2004, Dragonfly Capital Partners, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

Cash And Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2004	2003
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 11,354	$ 7,412
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	11,354	7,412
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	1,720	1,090
Net capital	$ 9,634	$ 6,322
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 888	$ -
Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement	5,000	5,000
Excess net capital	4,634	1,322
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 8,301	$ 6,322
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	13,334	-
Percentage of aggregate indebtedness to net capital	138.41%	0.00%

See notes to financial statements

Dragonfly Capital Partners, LLC

CRD #125199
FYE 12/31/04

Oath/Affirmation of Truthfulness

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The Financial Statements and computations of Net Capital for the period ending December 31, 2004 included herein are prepared according to General Accepted Accounting Procedures ("GAAP") and are true and correct.

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/04

SEC Rule 17a-5(d)(4) – Reconciliation Statement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between the DFCP's audited Net Capital computation under SEC Rule15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/04

SEC Rule 15c3-3 Reserve Requirement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

DFCP does not hold customer funds or safe keep customer securities and operates pursuant to SEC Rule 15c3-3(k)(2)(i).

DFCP is thus exempt from the reserve requirements under SEC Rule 15c3-3.

Don W. Millen, Jr.
President

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Dragonfly Capital Partners, LLC

CRD #125199
SEC 8-65772
FYE 12/31/04

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at Dragonfly Capital Partners, LLC ("DFCP") as the result of our audit for the year ended December 31, 2004.

As stated in our Independent Auditor's Report, the financial statements of DFCP including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by DFCP at December 31, 2004 and DFCP was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 19, 2005

2115 Rexford Road, Suite 100 • Charlotte, North Carolina 28211 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com